Las Vegas

Hilton

December 2, 2011

Mr. Jonathan Wiggins, Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: Colony Resorts LVH Acquisitions, LLC
Form 10-K for the Fiscal Year Ended December 31, 2010 and Form 10-Q for the Period Ended June 30, 2011
Filed March 25, 2011 and August 9, 2011
File No. 0-50635

Dear Mr. Wiggins:

In response to your comment letter dated November 23, 2011, Executive Management of Colony Resorts LVH Acquisitions, LLC (the Company) acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosures in the aforementioned filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings ; and
- the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Your letter specifically requests information regarding impairment on the Company's long-lived assets as of December 31, 2010 and June 30, 2011 and identifies trigger events that according to accounting literature should initiate impairment testing. Those trigger events for the Company as you identify are net losses for the years ended December 31, 2010, 2009, and 2008, a net loss for the six months ended June 30, 2011 and the termination of the Hilton License agreement.

Certain subtopics of Accounting Codification Topic 360 (ASC 360) deal with accounting for the impairment and disposal of long-lived assets. The original statement FASB Statement No. 144 entitled *Accounting for the Impairment or Disposal of Long-Lived Assets* deals with the accounting issues of underperforming assets. The literature describes a three-step process as follows:

- Step 1: - Testing Recoverability
- Step 2: - Quantifying Recoverability
- Step 3: - Impairment Calculation

Step 1 and 2 were performed in regards to Form 10-K reporting for the period ended December 31, 2010 and in regards to Form 10-Q reporting for the period ended June 30, 2011.

702-732-5111 | 800-732-7117 | 3000 Paradise Road | Las Vegas, Nevada 89109-1287 | lvhilton.com

Step 1 identifies certain events that would indicate if an asset was impaired. At least one of the listed events - a current period operating or cash flow loss combined with a history of losses, was evident in the Company financials. Based on that event, Step 2 was required.

Step 2 testing requires testing of the recoverability of the long-lived asset. The long-lived asset in our case was identified as the entity as a whole. Cash flow projections were prepared for both filings and are provided under separate cover in order to maintain the confidentiality of such information. Inasmuch as the Company operates an "off strip" property with approximately 3,000 hotel rooms adjacent to the Las Vegas Convention Center, assumptions relating to hotel revenue drive other revenue and expense assumptions. The Company's assumptions included the following:

- Hotel occupancy increasing to 2008 levels for the 2012 year and forward
- Hotel average daily rate rising gradually beginning in 2012
- The Hilton notice of termination did not factor significantly into the Company's projection of hotel revenues. Prior to receiving the Hilton notice of termination, the Company had been in serious discussions with another major hotel brand to replace the Hilton brand.
- Table Games revenue increasing slightly
- Slot revenue increasing conservatively
- Food and Beverage revenue based on historical relationship to Hotel Revenue
- Expenses are based on historical ratios as noted on the EBITDA projections spreadsheets
- Capital expenditures were estimated using a combination of room renovation targets, gaming equipment estimates and other maintenance capital expectations
- The life of the asset (the entity as a whole) was estimated at 15 years. The physical plant is well maintained and recently renovated. The September foreclosure notice was not considered when determining fair value since it was received after our Form 10-K and Form 10-Q had been filed.
- The multiple in the year of sale was estimated at 5 times EBITDA based on historical casino property sales

Using the above assumptions, the following undiscounted cash flow and related carrying amount of the long-lived assets were compared:

	Undiscounted Cash Flow	Carrying Value of Long-Lived Asset
Form 10-K for the year ended December 31,2010	$442,800,168	$313,388,514
Form 10-Q for the periods ended June 30, 2011	$467,082,704	$307,458,686

Step 3 – Impairment Calculations were not required based on the above since the calculated undiscounted cash flow exceeded the carrying value of the long-lived asset.

Please note that the following support documents have been sent under separate cover with a request that they remain confidential in accordance with the SEC Commission Rule 83 (17 CFR 200.83):

ASC 360 Test for the Period Ended June 30, 2011
ASC 360 Test for the Year Ended December 31, 2010

I trust that this satisfies your request for additional information.

Yours truly,

Robert E. Schaffhauser
Executive Vice President of Finance
Colony Resorts LVH Acquisitions, LLC
3000 Paradise Road
Las Vegas, NV 89109